SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 30, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.	BRASIL TELECOM S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration	Corporate Taxpayer Registration
02.570.688/0001-70	76.535.764/0001-43
Board of Trade 53 3 0000581 8	Board of Trade 53 3 0000622 9

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (“Company”), based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, hereby discloses to the market that, on October 27, 2006, the Company received resignation terms, dated October 20, 2006, from the Brasil Telecom S.A.’s Board of Directors members indicated by Telecom Italia International N.V., Messrs Jorge Luiz Sarabanda da Silva Fagundes (Effective), Célia Beatriz Padovan Pacheco (Alternate), André Urani (Effective) and Carmen Sylvia Motta Parkinson (Alternate).

On October 27, 2006, the Company also received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., as transcribed bellow:

“Rio de Janeiro, Brazil, October 27, 2006.

To
Brasil Telecom S.A. and
Brasil Telecom Participações S.A.
SIA Sul ASP Lote D, Bloco A
Brasília, DF, Brazil
Zip Code: 71.215-000

BY FAX
55-61-3415-1870

c/o: Mr. Charles Laganá Putz
Investor Relations Officer

Dear Sirs,

Based on article 157 of Law 6,404/76, and on the first paragraph of article 3 of CVM Instruction 358/02 we hereby inform you that, on October 27, 2006, Telecom Italia International N.V. (“TII” or “Assignor”), following the authorization granted by Anatel through Act 61,406/2006 of October 18, 2006 and received by the Company today (document attached), transferred all its shares of Solpart Participações S.A. (“Solpart” or “Company”) to Brasilco S.r.I., Italian corporation (“Assignee”) which capital is fully held by a trust managed by Credit Suisse Securities (Europe) Limited, according to information declared by the Assignor and the Assignee. Also according to information received from the Assignor and the Assignee, TII is the whole beneficiary of the referred trust.

According to article 3 of Anatel’s Act 61,406, the transfer of Solpart’ shares above described follows the purpose of articles 8 and 9 of Anatel’s Act 41,780/2004, considering that it has occurred previously to the deadline indicated on Anatel’s Act 51,450/2005.

Consequently, we request you to take the necessary steps to disclose the referred information.

Yours truly,

Solpart Participações S.A.”

The received letter’s attachment, Extract of Anatel’s Act 61,406, is transcribed bellow.

“AGÊNCIA NACIONAL DE TELECOMUNICAÇÕES (ANATEL)
BOARD OF DIRECTORS

EXTRACT OF ACT 61,406, OCTOBER 18, 2006.

Suit 53500,026891/2006. Previously assents to the transference of all voting shares held by Telecom Italia International N.V. in Solpart Participações S.A., direct controlling company of Brasil Telecom Participações S.A., and indirect of Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A., to Brasilco S.r.I./Credit Suisse Securities (Europe) Limited. The consent mentioned on the previous article does not exempt the claimant to fulfill duties with other entities, essential to make this operation effective.

PLÍNIO DE AGUIAR JUNIOR
Chairman”

The complete versions of the Anatel’s Acts mentioned in this material fact were released on the Federal Gazette (Diário Oficial da União) and are available in Portuguese on Anatel’s website (www.anatel.gov.br).

Brasília, Brazil, October 27, 2006.

Charles Laganá Putz
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.